F O R M  3
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                  U.S. SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

          INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

  Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
    Section 17(a) of the Public Utility Holding Company Act of 1935 or
            Section 30(f) of the Investment Company Act of 1940


1. Name and Address of Reporting Person

   Bricoleur Capital Management, LLC
   12230 El Camino Real, Suite 100
   San Diego, CA 92130

2. Date of Event Requiring Statement (Month/Day/Year)

   2/27/03

3. IRS or Social Security Number of Reporting Person (Voluntary)


4. Issuer Name and Ticker or Trading Symbol

   Celeritek, Inc.; CLTK

5. Relationship of Reporting Person to Issuer (Check all applicable)

   [ ] Director                      [ ] 10% Owner
   [ ] Officer (give title below)    [X] Other (specify below)

   See Note 1.

6. If Amendment, Date of Original (Month/Year)


7. Individual or Joint/Group Filing (Check Applicable Line)

   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person


          Table 1 -- Non-Derivative Securities Beneficially Owned
          -------------------------------------------------------

1. Title of Security (Instr. 4)

   Common Stock

2. Amount of Securities Beneficially Owned (Instr. 4)

   524,683

3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)

   I

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4. Nature of Indirect Beneficial Ownership (Instr. 5)

   See Note 2.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. If this form is filed by more than one reporting person, see Instruction 5(b)(v).



            Table II  Derivative Securities Beneficially Owned
      (e.g., puts, calls, warrants, options, convertible securities)
      --------------------------------------------------------------

1. Title of Derivative Security (Instr. 4)

   Option to purchase Common Stock

2. Date Exercisable and Expiration Date (Month/Day/Year)

   Date Exercisable -- N/A

   Expiration Date -- 3/12/04

3. Title and Amount of Securities Underlying Derivative Security
   (Instr. 4)

   Title -- Common Stock

   Amount or Number of shares -- 12,400

4. Conversion or Exercise Price of Derivative Security

   See Note 3.

5. Ownership Form of Derivative Security: Direct (D) or Indirect (I)
   (Instr. 5)

   I

6. Nature of Indirect Beneficial Ownership (Instr. 5)

   See Note 2.


Explanation of Responses:
------------------------

(1) The reporting person has agreed to participate in a Celeritek Shareholder Protective Committee (the "Committee"). The reporting person has been advised that the aggregate beneficial ownership of Celeritek common stock by all participants in the Committee, comprises 10.26% of Celeritek's outstanding stock. The reporting person disclaims membership in a "group" within the meaning of Section 13(d)(4) of the Securities Exchange Act of 1934 (the "Exchange Act") or rule 13d-5(b)(1) of the Exchange Act with any member or participant in the Committee or any other person and further disclaims, on its own behalf and on behalf of each investment partnership or investment advisory client for whose

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account it exercises discretion, beneficial ownership of any shares of
Celeritek common stock owned by any other participant in the Committee. Neither the reporting person nor any investment partnership or investment advisory client for which the reporting person exercises discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any participant in the Committee. No investment partnership or investment advisory client for which reporting person exercises investment discretion has any right to vote, direct the vote, or control the disposition of any shares owned by any other such investment fund or client. Because of the foregoing disclaimers, reporting person does not believe this filing is required by the Exchange Act or rules thereunder, but is making this filing as a precautionary measure, without conceding reporting person's or any of its investment advisory clients' membership in a "group."

(2) The reporting person is the general partner of and investment adviser to certain investment limited partnerships and is the investment adviser to certain other investment funds and client accounts. The securities reported in this Form 3 are held by such investment limited partnerships and client accounts. The reporting person disclaims beneficial ownership of the reported securities except to the extent of his pecuniary interest in the limited partnership.

(3) One of the partnerships managed by the reporting person holds an option to acquire a basket of securities, which includes 12,400 shares of Celeritek Common Stock, at a price based upon the market value of the basket of securities as of the date on which the option was entered into.

Bricoleur Capital Management LLC



          /s/ Chris Nero                          03/10/03
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Chris Nero, Management Committee Member             Date


   **Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. I001 and 15 U.S.C. 78ff(a).

   Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

   Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.